Exhibit 99.2

ENTHUSIAST GAMING HOLDINGS INC.

CODE OF BUSINESS CONDUCT AND ETHICS

The Code of Business Conduct and Ethics (the “Code”) has been adopted by the Board of Directors of Enthusiast Gaming Holdings Inc. (the “Corporation”). The Code embodies the commitment of the Corporation and its subsidiaries to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. The Code applies to all officers, directors, employees and consultants of the Corporation.

Purpose

The Code has been adopted for the purpose of promoting:

(a)	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b)	full, fair, accurate, timely and understandable disclosure in reports and documents that the Corporation submits to or files with applicable securities regulatory authorities, including the TSX, the Securities and Exchange Commission, and Nasdaq;

(c)	compliance with applicable laws and governmental rules and regulations;

(d)	the prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and

(e)	accountability for adherence to the Code.

Each person covered by the Code should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to conflicts of interest or the appearance thereof.

The actions of all the Corporation’s employees, consultants, officers and directors shall reflect honesty, integrity and impartiality that is beyond doubt and all business should be done in a manner that:

(a)	complies with laws, rules and regulations;

(b)	avoids conflicts of interest;

(c)	protects confidential information; and

(d)	adheres to good disclosure practices, in accordance with applicable legal and regulatory requirements.

The Corporation encourages all employees, consultants, officers and directors to submit good faith complaints or concerns regarding accounting or auditing matters to the Corporation without fear of reprisal.

Those who violate the standards in the Code will be subject to disciplinary action, up to and including termination. If a situation exists or arises where an individual is in doubt, the individual should seek the advice from the Chief Financial Officer (“CFO”).

Compliance with Laws, Rules and Regulations

The Corporation is committed to compliance with all applicable laws, rules, and regulations in each jurisdiction in which it does business. All employees, consultants, officers and directors must respect and obey the laws, rules and regulations of the cities, states and countries in which we operate.

Employees, consultants, officers and directors should educate themselves on the laws, rules and regulations that govern their work, and seek advice from supervisors, managers or other appropriate individuals at the Corporation. Employees, consultants, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business.

All non-public information about the Corporation (or about any other company) should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision on the basis of this information, is not only unethical but also illegal.

The Corporation has adopted an Insider Trading Policy in order to prevent improper trading of securities of the Corporation and the improper communication of undisclosed material information regarding the Corporation. All employees, consultants, officers and directors are expected to thoroughly understand and comply with such policy.

Ethics and Integrity

All employees, consultants, officers and directors of the Corporation are expected to adhere to the following ethical guidelines:

(a)	Act with honesty and integrity in all matters.

(b)	Act in a manner that will not discredit the Corporation.

(c)	In representing the Corporation and carrying out the Corporation’s business, conduct yourself with the highest ethical standards. Never conduct or condone business in a corrupt manner.

(d)	Comply at all times with government laws and regulations in the conduct of business either at home or in a foreign country.

(e)	Ensure that all of your activities are free from any conflict of interest between you and the Corporation or a customer or supplier.

(f)	Not accept anything of value that could be described as an inducement or which could impair your judgment in making a decision which is in the best interest of the Corporation.

(g)	Maintain all company, client and supplier information in the strictest of confidence.

(h)	Protect the Corporation’s, confidential or proprietary information and never use this information for personal gain or to the detriment of the Corporation’s competitive position.

(i)	Before communicating with the press, ensure that such communication complies with the Corporation’s guidelines and is approved by the Corporation’s CEO.

(j)	Never retaliate against any other person within the Corporation for reports of potential violations that are made in good faith.

Financial Management Ethics and Integrity

The Corporation is committed to maintaining high ethical standards related to our financial reporting processes and internal controls. As a public company, it is of critical importance that all filings by the Corporation with all applicable securities regulators and any other public communications be accurate, complete and timely. As a result, the Corporation expects all employees involved in the financial reporting and disclosure processes to take this responsibility very seriously and this commitment must be supported by the highest level of ethical standards.

All officers, senior management and financial or accounting personnel with financial reporting or disclosure responsibilities within the Corporation and its subsidiaries have a special role both in meeting these responsibilities and also in promoting a culture throughout the Corporation that ensures the accurate, complete, fair and timely reporting of the Corporation’s operating results and financial condition. As such, all officers, senior management and financial or accounting personnel with financial reporting or disclosure responsibilities within the Corporation and its subsidiaries are expected to adhere to the following financial ethical guidelines:

(a)	Act with honesty and integrity, avoiding any actual or apparent conflicts of interest. Proactively promote the highest principles of honesty and integrity and be an example of ethical behavior as a responsible employee within the Corporation.

(b)	Provide full, fair, accurate, timely and understandable financial information and disclosures in all reports and documents that the Corporation files with, or submits to, government and regulatory agencies, self-regulatory bodies and stock exchanges and in all other public communications.

(c)	Comply with all rules and regulations of federal, state, provincial and local governments and applicable public and private regulatory agencies or bodies and act as appropriate based upon one's position with the Corporation to assure that the Corporation complies with all such rules and regulations.

(d)	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting any material facts relating to the Corporation or allowing one's independent judgment to be subordinated or compromised.

(e)	Respect the confidentiality of information acquired in the course of one's work duties and responsibilities with the Corporation, except when authorized or otherwise legally obligated to disclose such information. Confidential information acquired in the course of one's work duties and responsibilities will not be used for personal advantage.

(f)	Share knowledge and maintain professional skills important and relevant to the needs of one's work duties and responsibilities and to fellow employees.

(g)	Protect the Corporation’s assets and resources and help ensure that they are used only for the Corporation’s legitimate business purposes.

(h)	Promptly report any fraudulent, other improper activity or non-compliance with the Code committed by any person employed by the Corporation or any of its subsidiary companies, including, but not limited to, one's immediate manager, any member of senior management, or anyone who has any significant responsibility over internal financial reporting controls of the Corporation or its subsidiary companies.

Conflicts of Interest

All employees, consultants, officers and directors have an obligation to act in the best interests of the Corporation. Employees, consultants, officers and directors should not be involved in any activity that creates or gives the appearance of a conflict of interest between the interests of the Corporation and their personal interest or the interests of a third party they are involved with. A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Corporation. Employees and consultants must notify the CFO and officers and directors must notify the Chair of the Audit Committee and the Chair of the Board of the existence of any actual or potential conflict of interest.

If a conflict of interest exists, and there is no failure of good faith on the part of the employee, consultant, officer or director, the Corporation’s policy generally will be to allow a reasonable amount of time for the employee, consultant, officer or director to correct the situation in order to prevent undue hardship or loss. However, all decisions in this regard will be at the discretion of the Chief Executive Officer (“CEO”) (and in the case of the CEO, the Board of Directors), whose primary concern in exercising such discretion will be what is in the best interests of the Corporation.

Examples of a potential conflict of interest include:

(a)	Employment/Outside Employment. In consideration of your employment with the Corporation, you are expected to devote your full attention to the business interests of the Corporation. You are prohibited from engaging in any activity that interferes with your performance or responsibilities to the Corporation or is otherwise in conflict with or prejudicial to the Corporation. Our policies prohibit any employee, consultant, officer or director from accepting simultaneous employment with a corporation, supplier, customer, developer or competitor, or from taking part in any activity that enhances or supports a competitor’s position. Additionally, you must immediately disclose to the Corporation any interest that you have that may conflict with the business of the Corporation. If you have any questions on this requirement, you should contact the CFO.

(b)	Outside Directorships. It is a conflict of interest to serve as a director of any company that competes with the Corporation. Although you may serve as a director of a company, supplier, customer, developer or other business partner, our policy requires that such position not conflict or otherwise interfere with your duties to the Corporation and that you first obtain written approval from the Corporation’s CEO in the case of an employee or consultant of the Corporation or the Chair of the Board in the case of an officer or director of the Corporation, before accepting a directorship. Any compensation you receive should be commensurate with your responsibilities in your capacity as a director. Such approval may be conditioned upon the completion of specified actions.

(c)	Business Interests. If you are considering investing in a customer, supplier, developer or competitor of the Corporation, you must first take great care to ensure that these investments do not compromise your responsibilities to the Corporation. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Corporation’s decisions; your access to confidential information of the Corporation or of the other company; and the nature of the relationship between the Corporation and the other company. You should generally try to avoid even the appearance of impropriety or conflict.

(d)	Related Party Transactions. As an absolute rule, you should avoid conducting Corporation business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role. Relatives include spouse, sister, brother, daughter, son, mother, father, grandparents, aunts, uncles, nieces, nephews, cousins, step relationships, and in laws. Significant others include persons living in a spousal or familial fashion with an employee, consultant, officer or director.

If a related party transaction is unavoidable, you must fully disclose the nature of the related party transaction to the Corporation’s CFO. If determined to be material to the Corporation by the CFO, the Corporation’s Audit Committee must review and approve in writing in advance such related party transactions. The most significant related party transactions, particularly those involving the Corporation’s directors or executive officers, must be reviewed and approved in writing in advance by the Corporation’s Board of Directors. The Corporation must report all such material related party transactions under applicable accounting rules and securities laws. Any dealings with a related party must be conducted in such a way that no preferential treatment is given to this business.

Willful withholding of information regarding a prohibited relationship/reporting arrangement may be subject to corrective action, up to and including termination. If a prohibited relationship exists or develops between two employees, the employee in the senior position must bring this to the attention of his/her supervisor. The Corporation retains the prerogative to separate the individuals at the earliest possible time, either by reassignment or by termination, if necessary.

(e)	Related Party Employment. The employment of related parties (as defined above), whether as full-time employees, seasonal or student employees, or independent contractors, is permitted only with the prior consent of the CEO.

(f)	Loans. Loans by the Company to, or guarantees by the Corporation of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Corporation to, or guarantees by the Corporation of obligations of, any director or executive officer are expressly prohibited.

(g)	Other Situations. Since other conflicts of interest may arise, it would be impractical to attempt to list all possible situations. If a proposed transaction or situation raises any questions or doubts in your mind you should consult the CFO. If you are aware of a conflict or potential conflict of interest, as an employee or consultant you should bring the matter to the attention of a supervisor or manager. If you are aware of a conflict or potential conflict as an officer or director, you should promptly bring the matter to the attention of the Chair of the Audit Committee.

Confidentiality

To avoid a breach of confidentiality, all employees, consultants, officers and directors should maintain all confidential information in strict confidence, except when disclosure is authorized by the Corporation or legally mandated. Confidential information includes, among other things, any non-public information concerning the Corporation, including its business, financial performance, results or prospects, and any non-public information provided by a third party with the expectation that the information will be kept confidential and used solely for the business purpose for which it was conveyed. The obligation to keep information confidential also extends beyond your employment or directorship with the Corporation.

Corporate Opportunities

Employees, consultants, officers and directors are prohibited from taking for themselves, personally or for the benefit of others, opportunities that are discovered through the use of corporate property, information or position, except to the extent that a waiver has been granted under the Code. No employee, consultant, officer or director may use corporate property, information, or position for improper personal gain or for the improper personal gain of others, and no employee, consultant, officer or director may compete with the Corporation directly or indirectly. Employees, consultants, officers and directors owe a duty to the Corporation to advance the Corporation’s interests when the opportunity to do so arises.

Protection and Proper Use of Corporation’s Assets

All employees, consultants, officers and directors should protect the Corporation’s assets and ensure their efficient use. The Corporation’s assets should be protected from loss, damage, theft, misuse, and waste. Corporate assets include your time at work and work product, as well as the Corporation’s equipment and vehicles, computers and software, trading and bank accounts, company information and the Corporation’s reputation, trademarks and name. The Corporation’s telephone, email, voicemail and other electronic systems are primarily for business purposes.

Personal communications should be kept to a minimum. Unauthorized use or distribution of this information would violate corporate policy. It is also illegal and could result in civil or even criminal penalties.

Competition and Fair Dealing

Each employee, consultant, officer and director should endeavor to deal fairly with the Corporation’s counterparties, suppliers, competitors and employees. The Corporation seeks to outperform its competition in a fair and honest manner. No employee, consultant, officer or director should take unfair advantage of anyone through unlawful manipulation or concealment, abuse of privileged information, misrepresentation of material facts or any other intentional unfair- dealing practice. Each employee, consultant, officer or director is required to maintain impartial relationships with corporate suppliers and customers.

Gifts, Favours, Entertainment and Payments Received by Employees

Employees are expected to act and make decisions based on an impartial and objective assessment of each situation, free from the influence of gifts and similar favours that might compromise judgment. The Corporation avoids both the fact and the appearance of improperly influencing relationships with the organizations or individuals with whom it deals.

Employees shall not seek or accept gifts, payments, fees or services, valuable privileges, vacations, trips without a business purpose, loans (other than conventional loans from lending institutions), or other favours, from any person or business organization that does business with or is a competitor of the Corporation, except as provided below.

No employee is permitted to accept anything of value in exchange for referral of third parties to any such person or business organization. The following guidelines should be followed:

(a)	Employees may accept gifts and entertainment usually associated with accepted business practices for themselves and members of their families if:

i.	they are infrequent;
ii.	they legitimately serve a definite business purpose;
iii.	they are appropriate to the business responsibilities of the individuals involved; and
iv.	they are within the limits of reciprocation as a normal business expense.

(b)	It is never permissible to accept a gift in cash or cash equivalents (i.e. stocks or other form of marketable securities) of any amount.

(c)	Employees should neither give nor receive gifts with more than a nominal value. Employees must inform their immediate superior of gifts and entertainment received within a reasonable period not exceeding one month from receipt.

(d)	The propriety of employees keeping valuable gifts with a value substantially in excess of accepted business practices, versus turning them over to the Corporation should be discussed with the CFO.

Gifts, Favours, Entertainment and Payments Given by the Corporation

Gifts, favours, and entertainment may be given to others at the Corporation’s expense only if they meet all the following criteria:

(a)	They are consistent with accepted business practices;

(b)	They are of sufficiently limited value, and in a form that could not be construed as a bribe or payoff;

(c)	They are not in violation of applicable laws and generally accepted ethical standards; and

(d)	Public disclosure of the facts will not embarrass the Corporation.

Anti-Bribery and Corruption

Corruption is the misuse of public power for private profit, or the misuse of entrusted power for private gain. Bribery is the offer, promise, or payment of cash, gifts, or even excessive entertainment, or an inducement of any kind offered or given to a person in a position of trust to influence that person’s views or conduct or to obtain an improper advantage. Bribery and corruption can take many forms, including the provision or acceptance of:

(a)	Cash payments;

(b)	Phony jobs or “consulting” relationships;

(c)	Kickbacks;

(d)	Political contributions;

(e)	Charitable contributions;

(f)	Social benefits; or

(g)	Gifts, travel, hospitality, and reimbursement of expenses.

The Corporation’s personnel and agents are strictly prohibited from offering, paying, promising, or authorizing any payment or other thing of value to any person directly, or indirectly through a third party for the purpose of:

(a)	causing the person to act or fail to act in violation of a legal duty;

(b)	causing the person to abuse or misuse their position; or

(c)	securing an improper advantage, contract or concession for the Corporation or any other party.

Monitoring of payments that could enable such transactions, including through the use of lawyers, agents and consultants, will be specifically identified and monitored on a regular basis to ensure compliance with anti-bribery legislation and all other applicable laws.

Employee Harassment and Discrimination

The Corporation is committed to fair employment practices in which all individuals are treated with dignity and respect. The Corporation strictly prohibits employee harassment or discrimination at the workplace.

Reporting and Enforcement

1.1	Reporting and Investigation of Violations.

(a)	Actions prohibited by the Code involving directors or executive officers must be reported to the Audit Committee.

(b)	Actions prohibited by the Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or the CFO.

(c)	After receiving a report of an alleged prohibited action, the Audit Committee, the relevant supervisor or the CFO must promptly take all appropriate actions necessary to investigate.

(d)	All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

1.2	Enforcement.

(a)	The Corporation must ensure prompt and consistent action against violations of the Code.

(b)	If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of the Code has occurred, the Audit Committee will report such determination to the Board of Directors.

(c)	If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor or the CFO determines that a violation of the Code has occurred, the CFO will report such determination to the Audit Committee.

(d)	Upon receipt of a determination that there has been a violation of the Code, the Board of Directors will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Waivers of the Code

From time to time, the Corporation may waive certain provisions of the Code. Waivers generally may only be granted by the Audit Committee. However, any waiver of the provisions of the Code for officers and directors, including the CEO and CFO, may only be made by the Board of Directors or its designee and will be disclosed to shareholders as required by applicable rules and regulations.